FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on July 31, 2008, for the three months ended June 30, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2008

BANCO DE CHILE AND SUBSIDIARIES
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CONTENTS

I.	Consolidated Financial Statement
II.	Consolidated Statement of Income

____________

$	= Chilean pesos
MM$	= Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of June, 30 2008

______________

ASSETS	MM$

Cash and due from banks	613,972
Transactions in the course of collection	608,362
Trading securities	987,570
Securities purchased under agreements to resell	39,680
Derivate instruments	724,608
Loans and advance to banks	271,100
Loans and accounts receivables to customers	12,185,794
Available for sale instruments	319,526
Held to maturity instruments	—
Investments in other affiliates	10,718
Intangibles assets	30,362
Fixed assets	199,054
Deferred tax assets	74,847
Other assets	226,104

TOTAL ASSETS	16,291,697

1

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of June, 30 2008

______________

LIABILITIES	MM$

Current accounts and demand deposits	2,842,917
Transactions in the course of payment	299,516
Securities sold under agreements to repurchase	425,502
Saving accounts and time deposits	7,487,360
Derivate instruments	721,399
Borrowings from financial institutions	1,209,055
Debt issued	1,704,041
Other financial obligations	79,215
Current tax liabilities	8,054
Deferred tax liabilities	36,529
Provisions	160,635
Other liabilities	117,533

TOTAL LIABILITIES	15,091,756

EQUITY

Attributable to equity holders of the parent:
Capital	1,016,335
Reserves	144,964
Others accounts	(5,345)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	122,084
Less:
Provisions for minimum dividends	(85,459)

1,199,933
Minority interest	8

TOTAL EQUITY	1,199,941

TOTAL LIABILITIES AND EQUITY	16,291,697

2

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of June, 30 2008

______________

MM$
Interest revenue	694,263
Interest expense	(365,157)

Net interest revenue	329,106

Income from fees and commission	132,003
Expenses from fees and commission	(27,311)

Net fees and commission	104,692

Gains (losses) from trading and brokerage activities	65,260
Foreign exchange transactions, net	(42,393)
Other operating income	66,013

TOTAL OPERATING REVENUE	522,678

Provision for loan losses	(61,117)

NET OPERATING REVENUE	461,561

Staff expenses	(170,529)
Administrative expenses	(81,525)
Depreciation and amortization	(18,357)
Impairments	—
Other operational expenses	(25,873)

TOTAL OPERATING EXPENSES	(296,284)

OPERATING INCOME	165,277

Income attributable to affiliates	2,592
Loss form price-level restatements	(28,336)

Income before income taxes	139,533
Income taxes	(17,450)

Income from continuous operations	122,083
Income from discontinued operations	—

INCOME FOR THE PERIOD	122,083

Attributable to:
Equity holders of the parent	122,084
Minority interest	(1)

$
Earning per share equity holders of the parent:
Basic earnings	1.51
Diluted earnings	1.51

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NOTE TO CONSOLIDATED FINANCIAL STATEMENT:

1. RELEVANTS EVENTS

On January 1, 2008, the merger of Banco de Chile and Citibank Chile became effective, with the former assuming the assets and liabilities of the latter.  Consequently, as of that date, Banco de Chile is the legal successor of Citibank Chile.

2. CHANGES IN ACCOUNTING PRINCIPLES

On November 9, 2007, the Chilean Superintendency of Banks and Financial Institutions issued Circular No. 3,410, through which it enacted the new Compendium of Accounting Standards that Banks must comply with, in the context of convergence with International Financial Reporting Standards (IFRS) developed by this Superintendency.  This Compendium establishes, among other matters, the monthly and annual financial statement presentation formats that the Banks must apply starting on January 1, 2008.  These new criteria will only affect financial statement presentation and will not affect the accounting criteria used by the Bank during 2008. This compendium in its transitory dispositions, does not establishes any obligation for disclosure of comparative financial statement in intermediate periods.

Additionally, the mentioned circular established the obligation to arise a provision for minimum dividends.

“The consolidated financial statements, consolidated statement of income, consolidated statement of changes in equity and consolidated statements of cash flows are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices”.

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO